================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March 7, 2006

                           Prana Biotechnology Limited
                              (Name of Registrant)


      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
                     (Address of Principal Executive Office)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

================================================================================

                           PRANA BIOTECHNOLOGY LIMITED


6-K Items

1.    Half Yearly Financial Report, for the year ended 31 December 2005

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                PRANA BIOTECHNOLOGY LIMITED
                                ---------------------------
                                  (Registrant)



                                By /s/ Geoffrey Kempler
                                   ----------------------------------
                                       Geoffrey Kempler,
                                       Executive Chairman



Date:  March 7, 2006

                           Prana Biotechnology Limited
                               ABN 37 080 699 065







                                   Appendix 4D
                          Half Yearly Financial Report








                             for the half year ended
                                31 December 2005








         To be read in conjunction with the 30 June 2005 Annual Report.
                      In compliance with Listing Rule 4.2A

                                DIRECTORS' REPORT

Your directors submit the financial report of the Company for the half year ended 31 December 2005.


In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:


The names of the directors who held office during or since the end of the half-year (directors were in office for this entire period unless otherwise stated) are:

Mr Geoffrey Kempler                          CEO and Executive Chairman
Dr Colin Masters                             Executive Director
Mr Brian Meltzer                             Non-Executive Director
Dr George Mihaly                             Non-Executive Director
Mr Peter Marks (appointed 29 July 2005)      Non-Executive Director

Review of Operations

Highlights:

o Successful completion of the first Phase I clinical trial for PBT2. The safety, tolerability and pharmacokinetics of single doses of PBT2 were investigated in male volunteers between 18 and 45years of age. PBT2 was found to be well tolerated and have predictable PK properties suitable for further development.

o Initiation and successful completion of the in-life portion of the second Phase I clinical trial with PBT2. The safety, tolerability and pharmacokinetics of escalating doses of PBT2 given once daily for 7 days were investigated in female and male volunteers between 45 and 75 years of age (the target population for Alzheimer's disease therapy) - formal analysis is due to be complete in March 2006. Initial analysis indicates that PBT2 was generally well tolerated with encouraging pharmacokinetics suitable for further development.

o Prof Bush announced the results of a study confirming the importance of oxidative stress in causing the dementia associated with Alzheimer's disease at the Neuroscience 2005, the 35th Annual Meeting of the Society for Neuroscience, in Washington, DC. The study, conducted in collaboration with Simon Melov, Ph.D. of the Buck Institute in Novato, CA, shows that there is a synergistic interplay between mitochondrial damage and amyloid formation in the brains of transgenic mice (a model for Alzheimer's disease) inducing tau hyperphosphorylation by an oxidative mechanism. Tau hyperphosphorylation is the biochemical event in Alzheimer's disease that leads to tangle formation and ultimately to the actual dementia of Alzheimer's disease.

o Prana's POC (proof of concept) compound PBT1 was shown to have positive results in an animal model for Huntington's disease. The results published in the August Proceedings of the National Academy of Science, by T. Nguyen et al demonstrated that aggregation of the toxic mutant Huntington protein was inhibited, with improvements in muscle motor function as well as life-span. Prana has entered into a research collaboration with the group that published this work, based at the University of California, San Francisco to undertake screening and animal studies with selected Prana MPACs (Metal Protein Attenuating Compounds), including PBT2.

o Prana Management has embarked on several pre-clinical investigations and research collaborations in addition to the (above) Huntington' study to assess the utility of its MPAC platform in selected therapeutic applications, which will be reported in 2006.

o Announcement of Mr Peter Marks as non-executive Director.

Auditors' Declaration of Independence

A copy of the auditors' signed independence declaration under Section 307C of the Corporations Act 2001 is included on the following page of this half year report.

This report is signed in accordance with a resolution of the Board of Directors made pursuant to Section 306(3) of the Corporations Act 2001.

/s/ Geoffrey Kempler
--------------------
Mr Geoffrey Kempler
CEO and Executive Chairman
Dated 6 March 2006

Deloitte




6 March 2006

The Board of Directors
Prana Biotechnology Limited
Suite 2
1233 High Street
Armadale VIC 3143


Dear Board Members


                           Prana Biotechnology Limited


In accordance with section 307C of the Corporations Act 2001, 1 am pleased to provide the following declaration of independence to the directors of Prana Biotechnology Limited.

As lead audit partner for the review of the financial statements of Prana Biotechnology Limited for the half year ended 31 December 2005, 1 declare that to the best of my knowledge and belief, there have been no contraventions of

      (i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

      (ii) any applicable code of professional conduct in relation to the review.

Yours sincerely


/s/ DELOITTE TOUCHE TOHMATSU
----------------------------
DELOITTE TOUCHE TOHMATSU


/s/ CCA MOTTERSHEAD
-------------------
CCA MOTTERSHEAD
Partner
Chartered Accountants

              Appendix 4D for the Half Year Ended 31 December 2005

Results for announcement to the market

Current Reporting Period - Half year Ended 31 December 2005
Previous Reporting Period - Half year Ended 31 December
2004

-----------------------------------------------------------------------------------------------------------
Revenues from ordinary activities                              down         24.42%  to $         433,925
Loss from ordinary activities after tax attributable
to members                                                     down         37.98%  to       ($5,102,083)
Net loss for the period attributable to members                down         37.98%  to       ($5,102,083)
-----------------------------------------------------------------------------------------------------------
                                                                                          Franked Amount
Dividends (distribution)                                      Amount per Security           per Security
-----------------------------------------------------------------------------------------------------------
Final dividend                                                                n/a                    n/a
-----------------------------------------------------------------------------------------------------------
Previous corresponding period                                                 n/a                    n/a
-----------------------------------------------------------------------------------------------------------
Net Tangible Asset per Security (cents per security)
As at 31 December 2005                                 0.12
As at 31 December 2004                                 0.21
Record date for determining entitlements to the
dividend, (in
the case of a trust, distribution)                                                           n/a
                                                      -----------------------------------------------------
Explanation of the above information:

Refer to the Directors' Report - Review of Operations.
-----------------------------------------------------------------------------------------------------------

                   CONSOLIDATED INCOME STATEMENT FOR THE HALF
                           YEAR ENDED 31 DECEMBER 2005

                                            Half-Year Ended  Half-Year Ended
                                           31 December 2005  31 December 2004
                                                   $                $

Revenues                                           433,925        348,753
Other Income                                       288,263      1,020,422
Depreciation                                       (26,521)       (33,953)
Amortisation                                          --          (41,600)
Research and development                        (3,579,329)    (3,056,180)
Administration & financial                        (173,330)      (182,140)
Intellectual property                             (301,436)      (308,936)
Personnel                                       (1,548,113)    (3,667,732)
Public relations & marketing                       (94,294)      (184,917)
Travelling                                         (81,749)      (200,677)
Foreign exchange gains/(losses)                    243,019     (1,512,222)
Other                                             (262,518)      (407,119)
                                               -----------    -----------

LOSS BEFORE INCOME TAX EXPENSE                  (5,102,083)    (8,226,301)

INCOME TAX EXPENSE                                    --             --
                                               -----------    -----------

NET LOSS                                        (5,102,083)    (8,226,301)
                                               ===========    ===========

BASIC EARNINGS PER SHARE
(cents per share)                                    (3.99)         (6.95)

DILUTED EARNINGS PER SHARE
(cents per share)                                    (3.99)         (6.95)


The accompanying notes form part of these financial statements

               CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005


                         Note  31 December 2005  30 June 2005
                                      $                $
CURRENT ASSETS
Cash and Cash Equivalents          15,687,832       21,453,304
Trade and Other Receivables           231,650          174,476
Other Current Assets                  157,546          495,165
                                -------------    -------------
TOTAL CURRENT ASSETS               16,077,028       22,122,945
NON-CURRENT ASSETS
Plant and Equipment                   140,075          166,214
                                -------------    -------------
TOTAL NON-CURRENT ASSETS              140,075          166,214
                                -------------    -------------

TOTAL ASSETS                       16,217,103       22,289,159
CURRENT LIABILITIES
Trade and Other Payables            1,069,530        2,571,181
Provisions                             55,620           78,602
                                -------------    -------------
TOTAL CURRENT LIABILITIES           1,125,150        2,649,783
NON-CURRENT LIABILITIES
Provisions                             64,681           45,200
                                -------------    -------------

TOTAL NON-CURRENT LIABILITIES          64,681           45,200
                                -------------    -------------
TOTAL LIABILITIES                   1,189,831        2,694,983
                                -------------    -------------
NET ASSETS                         15,027,272       19,594,176
                                =============    =============
EQUITY
Issued Capital             6       54,965,674       54,662,445
Reserves                   7        2,679,946        2,447,996
Accumulated Losses                (42,618,348)     (37,516,265)
                                -------------    -------------
TOTAL EQUITY                       15,027,272       19,594,176
                                =============    =============

The accompanying notes form part of these financial statements.

                  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
                            FOR THE HALF YEAR ENDED
                                31 DECEMBER 2005

                                                               Accumulated
                                         Issued Capital   Reserves      Losses          Total
                                               $              $            $              $
Balance at 1.7.2004                       49,505,493           --     (21,421,837)    28,083,656
Shares issued during the period to -
* Options Exercised                        4,753,333           --            --        4,753,333
* Directors                                  120,000           --            --          120,000
* Consultants                                796,816           --            --          796,816
Options issued during the period to -
* Directors                                     --        1,594,734          --        1,594,734
* Consultants                                   --          279,510          --          279,510
Warrants issued during the period to -
* Consultants                                   --          453,563          --          453,563
Share issuance costs                        (608,842)          --            --         (608,842)
Net loss                                        --             --      (8,226,301)    (8,226,301)
                                         -----------    -----------   -----------    -----------
Balance at 31.12.2004                     54,566,800      2,327,807   (29,648,138)    27,246,469
                                         -----------    -----------   -----------    -----------
Shares issued during the period to -
* Consultants                                 98,142           --            --           98,142
Options issued during the period to -
* Consultants                                   --          120,189          --          120,189
Share issuance costs                          (2,497)          --            --           (2,497)
Net loss                                        --             --      (7,868,127)    (7,868,127)
                                         -----------    -----------   -----------    -----------
Balance at 1.7.2005                       54,662,445      2,447,996   (37,516,265)    19,594,176
                                         -----------    -----------   -----------    -----------
Shares issued during the period to -
* Consultants                                305,250           --            --          305,250
Options issued during the period to -
* Directors                                     --           74,622          --           74,622
* Consultants                                   --          157,328          --          157,328
Share issuance costs                          (2,021)          --            --           (2,021)
Net loss                                        --             --      (5,102,083)    (5,102,083)
                                         -----------    -----------   -----------    -----------
Balance at 31.12.2005                     54,965,674      2,679,946   (42,618,348)    15,027,272
                                         ===========    ===========   ===========    ===========

The accompanying notes form part of these financial statements.

                 CONSOLIDATED CASH FLOW STATEMENT FOR THE HALF
                           YEAR ENDED 31 DECEMBER 2005

                                              Half-Year Ended    Half-Year Ended
                                             31 December 2005   31 December 2004

                                                     $                 $
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees             (6,222,412)      (6,502,203)
Interest received                                  404,042          113,147
AusIndustry grants                                  87,624           51,289
Research funding received                             --            562,500
Other                                                 --              6,371
                                               -----------      -----------
NET CASH USED IN OPERATING ACTIVITIES           (5,730,746)      (5,768,896)
                                               -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for purchases of plant and equipment          (382)         (47,258)
                                               -----------      -----------
NET CASH USED IN INVESTING ACTIVITIES                 (382)         (47,258)
                                               -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issues of securities
(shares, options and warrants)                        --          4,753,333
Share issuance costs                                (2,020)         (94,041)
                                               -----------      -----------
NET CASH FROM/(USED IN) FINANCING ACTIVITIES        (2,020)       4,659,292
                                               -----------      -----------
NET DECREASE IN CASH HELD                       (5,733,148)      (1,156,862)

Cash at beginning of period                     21,453,304       29,580,398
Exchange rate adjustments                          (32,324)      (1,512,222)
                                               -----------      -----------
CLOSING CASH BALANCE                            15,687,832       26,911,314
                                               ===========      ===========


The accompanying notes form part of these financial statements.

                    NOTES TO THE HALF YEAR FINANCIAL REPORT

Note 1. Summary of Accounting Policies

Basis of Preparation

The half-year financial report is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134:
Interim Financial Reporting. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 134: Interim Financial Reporting.

The half-year financial report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The half year financial report does not include notes of the type normally included in an annual financial report and should be read in conjunction with the most recent annual financial report.

The consolidated entity changed its accounting policies on 1 July 2005 to comply with Australian Equivalents to International Financial Reporting Standards (A-IFRS). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards, with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is discussed in note 2.

The accounting policies set out below have been applied in preparing the financial statements for the half-year ended 31 December 2005, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004 (as disclosed in note 2), the consolidated entity's date of transition.

The directors have elected not to apply the first-time adoption exemption available to Prana to defer the date of transition of AASB 132: Financial
Instruments: Disclosure and Presentation and AASB 139: Financial Instruments:
Recognition and Measurement to 1 July 2005 and have therefore adopted these standards from 1 July 2005. These standards have nil effect on the financial statements of the consolidated entity.

Accounting Policies

The following significant accounting policies have been adopted in the preparation and presentation of the half year financial report.

a) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the company (the parent entity) and its subsidiaries as defined in Accounting Standard AASB 127: Consolidated and Separate Financial Statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

b) Income Tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Note 1. Summary of Accounting Policies continued

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

The consolidated entity has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available against which the unused losses and unused tax credits can be utilised, given the nature of the consolidated entity's business (research and development) and its history of losses.

c) Plant & Equipment

Plant and equipment is measured on the cost basis less accumulated depreciation and impairment.

Cost includes expenditure that is directly attributable to the acquisition of the item.

Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life.

The following estimated useful lives are used in the calculation of depreciation:

          Class of Fixed Asset            Depreciation Rate
          Furniture & Fittings                  5-33%
          Computer Equipment                      33%
          Plant & Equipment                    10-33%
          Leasehold Improvements                 7.5%

Note 1. Summary of Accounting Policies continued

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

d) Leased Assets

Leased assets classified as finance leases are recognised as assets. The amount initially brought to account is the present value of minimum lease payments.

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

e) Financial Instruments

Embedded Derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Loans and receivables

Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

f) Impairment of Assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately.

Note 1. Summary of Accounting Policies continued

g) Intangibles

Patents and trademarks

Patents and trademarks are recognised at cost less accumulated amortisation and impairment. Patents and trademarks are amortised on a straight line basis over their useful lives ranging from 15 to 20 years. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

o the technical feasibility of completing the intangible asset so that it will be available for use or sale;
o     the intention to complete the intangible asset and use or sell it;
o     the ability to use or sell the intangible asset;
o     how the intangible asset will generate probable future economic benefits;
o the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
o the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives over a maximum of 5 years.

h) Foreign Currency Transactions and Balances

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Foreign operations

On consolidation, the assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in profit or loss on disposal of the foreign operation.

i) Employee Benefits

Provision is made for the consolidated entity's liability for employee benefits arising from services rendered by employees up to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

j) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Note 1. Summary of Accounting Policies continued

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

k) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

l) Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Interest

Interest income is recognized as earned when collectibility is reasonably assured.

Government grants

Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements comprise different phases based on product development. Milestones are based on the phases of each product development, for example Phase 1, Phase 2 and Phase
3. Revenue is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed up front.

Corporate partner revenues

Corporate partner revenues are comprised of amounts earned under agreements with Schering A.G. and Neuroscience Victoria Ltd. for certain research and development activities. Revenues are recognized as earned on a straight line basis over the lives of the relevant agreements. The straight line basis is considered appropriate as the agreements do not contain clearly defined milestones. Such agreements are performed on a "best efforts" basis with no guarantee of either technological or commercial success.

m) Share Capital

Ordinary share capital is recognised as the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

n) Trade and other payables

Trade payables and other payables are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods or services.

o) Share-based payments

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

p) Loss per share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

Note 1. Summary of Accounting Policies continued

q) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the balance sheet are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Note 2. Impact of Adopting Australian Equivalents to IFRS

Prana Biotechnology Limited is required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards ('A-IFRS') for annual reporting periods beginning on, or after 1 January 2005. Accordingly, this is Prana's first half-year report prepared under A-IFRS. The company's first annual financial report prepared under A-IFRS will be for the year ended 30 June 2006.

An explanation of how the transition from superseded policies to A-IFRS has affected the entity's Consolidated Balance Sheet and Consolidated Income Statement is set out in the following tables and notes that accompany the tables.

                                                                 Consolidated
Effect of A-IFRS on the Balance Sheet     Previous GAAP      Effects of transition to             A-IFRS
as at 1 July 2004                           1 July 2004                        A-IFRS        1 July 2004
                                  Note                $                             $                  $
CURRENT ASSETS
Cash and Cash Equivalents                    29,580,398                             -         29,580,398
Trade and Other Receivables                      92,917                             -             92,917
Other Current Assets                             72,769                             -             72,769
                                      ---------------------------------------------------------------------

TOTAL CURRENT ASSETS                         29,746,084                             -         29,746,084
                                      ---------------------------------------------------------------------

NON-CURRENT ASSETS
Plant and Equipment                             180,971                             -            180,971
Intangible Assets                  (a)       11,488,343                   (10,618,903)           869,440
                                      ---------------------------------------------------------------------

TOTAL NON-CURRENT ASSETS                     11,669,314                   (10,618,903)         1,050,411
                                      ---------------------------------------------------------------------

TOTAL ASSETS                                 41,415,398                   (10,618,903)        30,796,495
                                      ---------------------------------------------------------------------

CURRENT LIABILITIES
Trade and Other Payables                      2,661,950                             -          2,661,950
Provisions                                       42,597                             -             42,597
                                      ---------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                     2,704,547                             -          2,704,547
                                      ---------------------------------------------------------------------

NON-CURRENT LIABILITIES
Provisions                                        8,292                             -              8,292
                                      ---------------------------------------------------------------------
TOTAL NON-CURRENT LIABILITIES                     8,292                             -              8,292
                                      ---------------------------------------------------------------------

TOTAL LIABILITIES                             2,712,839                             -          2,712,839
                                      ---------------------------------------------------------------------

NET ASSETS                                   38,702,559                   (10,618,903)        28,083,656
                                      =====================================================================
EQUITY
Issued Capital                               49,505,493                             -         49,505,493
Reserves                           (a)       14,661,942                   (14,661,942)                 -
Accumulated Losses                 (c)      (25,464,876)                    4,043,039        (21,421,837)
                                      ---------------------------------------------------------------------

TOTAL EQUITY                                 38,702,559                   (10,618,903)        28,083,656
                                      =====================================================================

Note 2. Impact of Adopting Australian Equivalents to IFRS continued

                                                                Consolidated
                                           Previous GAAP
Effect of A-IFRS on the Balance Sheet        31 December   Effects of transition to               A-IFRS
at 31 December 2004                                 2004                     A-IFRS     31 December 2004
                                  Note                 $                          $                    $
CURRENT ASSETS
Cash and Cash Equivalents                     26,911,314                          -           26,911,314
Trade and Other Receivables                      518,689                          -              518,689
Other Current Assets                             268,159                          -              268,159
                                      ---------------------------------------------------------------------

TOTAL CURRENT ASSETS                          27,698,162                          -           27,698,162
                                      ---------------------------------------------------------------------
NON-CURRENT ASSETS
Plant and Equipment                              194,275                          -              194,275
Intangible Assets                  (a)        10,938,341                (10,110,501)             827,840
                                      ---------------------------------------------------------------------

TOTAL NON-CURRENT ASSETS                      11,132,616                (10,110,501)           1,022,115
                                      ---------------------------------------------------------------------

TOTAL ASSETS                                  38,830,778                (10,110,501)          28,720,277

CURRENT LIABILITIES
Trade and Other Payables                       1,396,984                          -            1,396,984
Provisions                                        61,940                          -               61,940
                                      ---------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                      1,458,924                          -            1,458,924
                                      ---------------------------------------------------------------------
NON-CURRENT LIABILITIES
Provisions                                        14,884                          -               14,884
                                      ---------------------------------------------------------------------

TOTAL NON-CURRENT LIABILITIES                     14,884                          -               14,884
                                      ---------------------------------------------------------------------

TOTAL LIABILITIES                              1,473,808                          -            1,473,808
                                      ---------------------------------------------------------------------

NET ASSETS                                    37,356,970                (10,110,501)          27,246,469
                                      =====================================================================

EQUITY
Issued Capital                     (b)        55,299,873                   (733,073)          54,566,800
Reserves                       (a)&(b)        14,661,942                (12,334,135)           2,327,807
Accumulated Losses                 (c)       (32,604,845)                 2,956,707          (29,648,138)
                                      ---------------------------------------------------------------------
TOTAL EQUITY                                  37,356,970                (10,110,501)          27,246,469
                                      =====================================================================

Note 2. Impact of Adopting Australian Equivalents to IFRS continued

                                                                  Consolidated
Effect of A-IFRS on the Balance Sheet      Previous GAAP        Effects of transition             A-IFRS
at 30 June 2005                             30 June 2005                    to A-IFRS       30 June 2005
                                  Note                 $                            $                  $
CURRENT ASSETS
Cash and Cash Equivalents                     21,453,304                            -         21,453,304
Trade and Other Receivables                      174,476                            -            174,476
Other Current Assets                             495,165                            -            495,165
                                      ---------------------------------------------------------------------

TOTAL CURRENT ASSETS                          22,122,945                            -         22,122,945

NON-CURRENT ASSETS
Plant and Equipment                              166,214                            -            166,214
                                      ---------------------------------------------------------------------

TOTAL NON-CURRENT ASSETS                         166,214                            -            166,214
                                      ---------------------------------------------------------------------

TOTAL ASSETS                                  22,289,159                            -         22,289,159
CURRENT LIABILITIES
Trade and Other Payables                       2,571,181                            -          2,571,181
Provisions                                        78,602                            -             78,602
                                      ---------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                      2,649,783                            -          2,649,783
                                      ---------------------------------------------------------------------
NON-CURRENT LIABILITIES
Provisions                                        45,200                            -             45,200
                                      ---------------------------------------------------------------------

TOTAL NON-CURRENT LIABILITIES                     45,200                            -             45,200
                                      ---------------------------------------------------------------------

TOTAL LIABILITIES                              2,694,983                            -          2,694,983
                                      ---------------------------------------------------------------------

NET ASSETS                                    19,594,176                            -         19,594,176
                                      =====================================================================
EQUITY
Issued Capital                     (b)        55,405,707                     (743,262)        54,662,445
Reserves                       (a)&(b)        14,661,942                  (12,213,946)         2,447,996
Accumulated Losses                 (c)       (50,473,473)                  12,957,208        (37,516,265)
                                      ---------------------------------------------------------------------
TOTAL EQUITY                                  19,594,176                            -         19,594,176
                                      =====================================================================

Note 2. Impact of Adopting Australian Equivalents to IFRS continued

Effects of A-IFRS on the Income                                   Consolidated
Statement for the half year ended                             Effects of transition to
31 December 2004                          Previous GAAP                         A-IFRS            A-IFRS
                                  Note                $                              $                 $
Revenues                           (d)        1,369,175                     (1,020,422)          348,753
Other Income                       (d)                -                      1,020,422         1,020,422

Depreciation                                    (33,953)                             -           (33,953)
Amortisation                       (a)         (550,002)                       508,402           (41,600)
Research and development                     (3,056,180)                             -        (3,056,180)
Administration & financial                     (182,140)                             -          (182,140)
Intellectual property                          (308,936)                             -          (308,936)
Personnel                          (b)       (2,072,998)                    (1,594,734)       (3,667,732)
Public relations & marketing                   (184,917)                             -          (184,917)
Travelling                                     (200,677)                             -          (200,677)
Foreign exchange gains/(losses)              (1,512,222)                             -        (1,512,222)
Other                                          (407,119)                             -          (407,119)
                                      ---------------------------------------------------------------------

LOSS BEFORE INCOME TAX EXPENSE               (7,139,969)                    (1,086,332)       (8,226,301)

INCOME TAX EXPENSE                                    -                              -                 -
                                      ---------------------------------------------------------------------

NET LOSS                                     (7,139,969)                    (1,086,332)       (8,226,301)
                                      =====================================================================

Note 2. Impact of Adopting Australian Equivalents to IFRS continued

                                                                 Consolidated
Effect of A-IFRS on the Income
Statement for the financial year ended                       Effects of transition to
30 June 2005                              Previous GAAP                        A-IFRS             A-IFRS
                                  Note                $                             $                  $
Revenues                           (d)        2,653,113                    (1,760,978)           892,135
Other Income                       (d)                -                     1,760,978          1,760,978

Depreciation                                    (65,223)                            -            (65,223)
Amortisation                       (a)       (1,100,004)                    1,016,804            (83,200)
Research and development                     (7,687,596)                            -         (7,687,596)
Administration & financial                     (470,302)                            -           (470,302)
Intellectual property                          (729,583)                            -           (729,583)
Personnel                          (b)       (4,046,195)                   (1,704,734)        (5,750,929)
Public relations & marketing                   (442,920)                            -           (442,920)
Travelling                                     (432,316)                            -           (432,316)
Impairment of intangible assets    (a)      (10,388,339)                    9,602,099           (786,240)
Foreign exchange gains/(losses)              (1,362,572)                            -         (1,362,572)
Other                                          (936,660)                            -           (936,660)
                                      ---------------------------------------------------------------------
LOSS BEFORE INCOME TAX EXPENSE              (25,008,597)                    8,914,169        (16,094,428)

INCOME TAX EXPENSE                                    -                             -                  -
                                      ---------------------------------------------------------------------

NET LOSS                                    (25,008,597)                    8,914,169        (16,094,428)
                                      =====================================================================

Explanatory Notes to the Financial Statements

(a) Under the previous accounting standards, the consolidated entity revalued the acquired research and development costs to fair value in December 1999. Under A-IFRS the revaluation is permissible only if there is an active market for the asset. As a consequence, upon transition to A-IFRS on 1 July 2004, intangible assets decreased by $10,208,582 (net of amortisation) with an associated decrease in the asset revaluation reserve of $14,661,942 and accumulated losses of $4,453,360.

Under A-IFRS internally generated intangible assets from expenditure on research activities are not recognisable. As a consequence, upon transition to A-IFRS at 1 July 2004 intangible assets decreased by $410,321 (net of amortisation) with a corresponding increase in accumulated losses at that date.

As a result of the above transition adjustments, the carrying value of the intangible assets at 1 July 2004 was $869,440.

The impact of the above transition adjustments to A-IFRS for the half year ended 31 December 2004 was a reduction in amortisation expense by $508,402 and an equivalent increase in intangible assets.

The impact of the above transition adjustments to A-IFRS for the financial year ended 30 June 2005 was a reduction in amortisation expense by $1,016,804 and a reduction in the impairment of intangible assets by $9,602,099, which reverses the impairment recorded under previous GAAP given that the asset was already derecognised under A-IFRS.

(b) Under the previous accounting standards, the consolidated entity did not recognise an expense for share-based compensation granted to employees or directors. Under A-IFRS, the fair value of share options issued to employees and directors is determined at grant date and expensed over the expected vesting period of the options. As permitted under A-IFRS first time adoption, the consolidated entity has not retrospectively recognised share-based payments that were granted before 7 November 2002 and share based payments granted after 7 November 2002 that vested before 1 January 2005.

Note 2. Impact of Adopting Australian Equivalents to IFRS continued

For the half year ended 31 December 2004, under A-IFRS reserves increased by $1,594,734 and an additional personnel expense of the same amount was recognised in income statement in relation to the options vesting during the half year.

For the financial year ended 30 June 2005, under A-IFRS reserves increased by $1,704,734 and an additional personnel expense of the same amount was recognised in income statement in relation to the options vesting during the year.

Under A-IFRS, a share based payment reserve arises on the grant of share options and warrants. Previously these amounts were allocated to issued capital. At 31 December 2004, options and warrants to the value of $733,073 that were previously included in issued capital were moved into the share based payments reserve under A-IFRS. At 30 June 2005, a further $10,189 options that were previously included in issued capital were moved into the share based payments reserve under A-IFRS.

(c) Accumulated Losses

The effect of the above adjustments on accumulated losses is as follows:

                                              30 June 2005           31 December 2004        1 July 2004
                                                         $                          $                  $
Derecognition of revaluation (a)                14,661,942                 14,661,942         14,661,942
Derecognition of intangible assets (a)                   -                (10,110,501)       (10,618,903)
Expensing of share-based payments (b)           (1,704,734)                (1,594,734)                 -
                                       --------------------------------------------------------------------
Total adjustment to accumulated losses          12,957,208                  2,956,707          4,043,039
                                       --------------------------------------------------------------------

(d) Under the previous accounting standards, the consolidated entity recorded as revenue all of the consolidated entity's inflows. Under A-IFRS, the consolidated entity's revenue represents interest income, with the remaining inflows of the consolidated entity (being government grants and corporate partner revenues) classified as other income.

Effect of A-IFRS on the Cash Flow Statement for the half year ended 31 December 2004 and the financial year ended 30 June 2005 There are no material differences between the Cash Flow Statement presented under A-IFRS and the Cash Flow Statement presented under the superseded policies.

Note 3. Dividends

The company resolved not to declare any dividends in the period ended 31 December 2005.

Note 4. Segment Information

The company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Note 5. Contingent Liabilities

There has been no change in contingent liabilities since the last annual reporting date.

Note 6. Issued Capital

                                                    31 December 2005                     30 June 2005
                                                       No.        $                        No.     $
Fully Paid Ordinary Shares                     128,144,260       54,965,674        127,319,260  54,662,445
Warrants over ADRs                               3,000,000                -          3,000,000           -
                                                               -------------                  -------------
Total Issued Capital                                             54,965,674                     54,662,445
                                                               -------------                  -------------

During the half year ended 31 December 2005, 825,000 shares were issued to a consultant for nil consideration in exchange for services provided and expensed through the Income Statement in the financial year ended 30 June 2005.

Note 7. Reserves - Share Based Payments

                                                   31 December 2005                   30 June 2005
                                                  No.              $                No.            $
Options over Fully Paid Ordinary Shares           3,525,000           710,949        3,312,000     478,999
Options over ADRs                                   380,000         1,515,434          380,000   1,515,434
Warrants over ADRs                                  320,000           453,563          320,000     453,563
                                                               ---------------                -------------
Total Share Based Payments Reserve                                  2,679,946                    2,447,996
                                                               ---------------                -------------

The share based payment reserve arises on the grant of options and/or warrants to directors, executives and employees. Amounts are transferred out of the reserve and into issued capital when the options and/or warrants are exercised.

During the half year ended 31 December 2005, the following movements in options occurred:

* 413,000 options were issued to a consultant for nil consideration in exchange for services provided and expensed through the Income Statement in the financial year ended 30 June 2005; and
* 200,000 options lapsed on 1 October 2005.

Note 8. Events Subsequent to Reporting Date

No matters or circumstances have arisen since 31 December 2005 which significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company in subsequent financial years.

Note 9. Net Tangible Assets per Share

                                                               31 December 2005           31 December 2004
                                                                        (cents)                    (cents)
                                                                           0.12                       0.21
Consolidated net tangible assets attributable to
members of the parent entity                                         15,027,272                 26,418,629

                             DIRECTORS' DECLARATION

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable ;

(b) In the directors' opinion, the attached financial statements and notes thereto, are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity;

Signed in accordance with a resolution of the directors made pursuant to s303(5) of the Corporations Act 2001.

On behalf of the Directors

/s/ Geoffrey Kempler
--------------------
Mr Geoffrey Kempler
CEO and Executive Chairman

Dated 6 March 2006
Melbourne

                                                   Deloitte Touche Tohmatsu
                                                   ABN 74 490 121060

                                                   180 Lonsdale Street
                                                   Melbourne VIC 3000
                                                   GPO Box 788
                                                   Melbourne VIC 3001 Australia

                                                   DX 111
                                                   Tel: +61(0) 3 9208 7000
                                                   Fax: +61(0) 3 9208 7001
                                                   www.deloitte.com.au

     Independent review report to the members of Prana Biotechnology Limited

Scope
The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, selected explanatory notes and the directors' declaration for the consolidated entity for the half year ended 31 December 2005 as set out on pages 5 to 22. The consolidated entity comprises both Prana Biotechnology Limited (the company) and the entities it controlled at the end of the half-year or from time to time during the half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach
We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standards AASB 134 `Interim Financial Reporting' and AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations, its changes in equity and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standards AASB 134 "Interim Financial Reporting" and AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" and the Corporations Regulations 2001.


/s/ DELOITTE TOUCHE TOHMATSU
----------------------------
DELOITTE TOUCHE TOHMATSU


/s/ CAC MOTTERSHEAD
-------------------
CAC MOTTERSHEAD
Partner
Chartered Accountants
Melbourne, 6 March 2006